Filed pursuant to Rule 433

Registration No. 333-215278

January 26, 2017

Virtus Investment Partners, Inc.

Concurrent Offerings of

910,000 Shares of Common Stock

(the “Common Stock Offering”)

and

1,000,000 Shares of 7.25% Series D Mandatory Convertible Preferred Stock

(the “Mandatory Convertible Preferred Stock Offering”)

This pricing term sheet relates to the Common Stock Offering and the Mandatory Convertible Preferred Stock Offering and should be read together with (i) the preliminary prospectus supplement dated January 25, 2017 relating to the Common Stock Offering (the “Common Stock Preliminary Prospectus Supplement”), including the documents incorporated by reference therein, (ii) the preliminary prospectus supplement dated January 25, 2017 relating to the Mandatory Convertible Preferred Stock Offering (the “Mandatory Convertible Preferred Preliminary Prospectus Supplement” and, together with the Common Stock Preliminary Prospectus Supplement, the “Prospectus Supplements”), including the documents incorporated by reference therein and (iii) the related base prospectus dated January 23, 2017, each filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended, Registration No. 333-215278. Neither the Common Stock Offering nor the Mandatory Convertible Preferred Stock Offering is contingent on the successful completion of the other offering and neither offering is contingent on the consummation of the RidgeWorth Acquisition. Terms not defined in this pricing term sheet have the meanings given to such terms in the Common Stock Preliminary Prospectus Supplement or the Mandatory Convertible Preferred Preliminary Prospectus Supplement, as applicable.

Issuer:	Virtus Investment Partners, Inc.

Ticker / Exchange for the Common Stock:	VRTS / NASDAQ Global Market (“NASDAQ”)

Trade Date:	January 27, 2017.

Settlement Date:	February 1, 2017.

Common Stock Offering

Common Stock Offered:	910,000 shares of Common Stock, par value $0.01 per share.

Option for Underwriters to Purchase Additional Shares of Common Stock:	Up to 136,500 additional shares of Common Stock.

NASDAQ Last Reported Sale Price of the Common Stock on January 26, 2017:	$111.15 per share.

Public Offering Price:	$110.00 per share.

Underwriting Discount:	$4.95 per share.

Net Proceeds (before expenses):	Approximately $95.6 million (or approximately $109.9 million if the underwriters exercise their option to purchase additional shares of Common Stock in full).

CUSIP / ISIN:	92828Q109 / US92828Q1094

Joint Book-Running Managers:	Barclays Capital Inc. Morgan Stanley & Co. LLC J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated

Co-Managers:	Credit Suisse Securities (USA) LLC Sandler O’Neill & Partners, L.P.

Additional Information:	The record date for the Issuer’s previously announced quarterly cash dividend payable on February 10, 2017 is January 31, 2017. Purchasers in the Common Stock Offering will not be recordholders as of such date and, accordingly, are not entitled to payment of such dividend.

Mandatory Convertible Preferred Stock Offering

Mandatory Convertible Preferred Stock Offered:	1,000,000 shares of the Issuer’s 7.25% Series D Mandatory Convertible Preferred Stock, par value $0.01 per share.

Option for Underwriters to Purchase Additional Shares of Mandatory Convertible Preferred Stock:	Up to 150,000 additional shares of the Mandatory Convertible Preferred Stock.

Public Offering Price:	$100.00 per share.

Underwriting Discount:	$3.00 per share.

Net Proceeds (before expenses):	Approximately $97.0 million (or approximately $111.6 million if the underwriters exercise their option to purchase additional shares of Mandatory Convertible Preferred Stock in full).

Liquidation Preference:	$100.00 per share.

Dividends:	7.25% of the liquidation preference of $100.00 per share of the Mandatory Convertible Preferred Stock per year. Dividends will accumulate from the Settlement Date (as defined above) and, to the extent that the Issuer’s board of directors, or an authorized committee thereof, declares (out of funds legally available for payment in the case of dividends paid in cash or if legally permitted in the case of dividends paid in shares of Common Stock) a dividend payable with respect to the Mandatory Convertible Preferred Stock, the Issuer will pay such dividends in cash, by delivery of shares of Common Stock or through any combination of cash and shares of Common Stock, as determined by the Issuer in its sole discretion (subject to certain limitations).

The expected dividend payable on the first dividend payment date of May 1, 2017 is approximately $1.8125 per share of Mandatory Convertible Preferred Stock. Each subsequent dividend is expected to be $1.8125 per share of Mandatory Convertible Preferred Stock.

Dividend Payment Dates:	February 1, May 1, August 1 and November 1 of each year, commencing on May 1, 2017 and ending on, and including, February 1, 2020.

Dividend Record Dates:	The January 15, April 15, July 15 and October 15 immediately preceding the relevant Dividend Payment Date.

Acquisition Termination Redemption:	If the RidgeWorth Acquisition has not closed on or prior to 5:00 p.m., New York City time, on September 30, 2017 or if an Acquisition Termination Event occurs, the Issuer may, at its option, give notice of an acquisition termination redemption to the holders of the shares of Mandatory Convertible Preferred Stock. If the Issuer provides such notice, then, on the Acquisition Termination Redemption Date, the Issuer will redeem the shares of Mandatory Convertible Preferred Stock, in whole but not in part, at a redemption amount per share of Mandatory Convertible Preferred Stock equal to the Acquisition Termination Make-whole Amount.

Mandatory Conversion Date:	The third Business Day immediately following the last Trading Day of the 20 consecutive Trading Day period beginning on, and including, the 22nd Scheduled Trading Day immediately preceding February 1, 2020.

Initial Price:	Approximately $110.00, which is equal to $100.00, divided by the Maximum Conversion Rate (as defined below).

Threshold Appreciation Price:	Approximately $132.00, which represents a premium of approximately 20% over the Initial Price and is equal to $100.00, divided by the Minimum Conversion Rate (as defined below).

Floor Price:	Initially $38.50 (approximately 35% of the Initial Price), subject to adjustment as described in the Mandatory Convertible Preferred Preliminary Prospectus Supplement.

Conversion Rate:	The conversion rate for each share of Mandatory Convertible Preferred Stock will not be more than 0.9091 shares of Common Stock and not less than 0.7576 shares of Common Stock (respectively, the “Maximum Conversion Rate” and “Minimum Conversion Rate”), depending on the Applicable Market Value of the Common Stock, as described below. The Maximum Conversion Rate and the Minimum Conversion Rate are subject to adjustment as described in the Mandatory Convertible Preferred Preliminary Prospectus Supplement.

The following table illustrates the conversion rate per share of the Mandatory Convertible Preferred Stock, subject to certain anti-dilution adjustments described in the Mandatory Convertible Preferred Preliminary Prospectus Supplement, based on the Applicable Market Value of the Common Stock:

Applicable Market Value of the Common Stock	Conversion Rate per Share of Mandatory Convertible Preferred Stock

Greater than the Threshold Appreciation Price	0.7576 shares of Common Stock, which is the Minimum Conversion Rate

Equal to or less than the Threshold Appreciation Price but greater than or equal to the Initial Price	Between 0.7576 and 0.9091 shares of Common Stock, determined by dividing $100.00 by the Applicable Market Value

Less than the Initial Price	0.9091 shares of Common Stock, which is the Maximum Conversion Rate.

Early Conversion at the Option of the Holder:	Other than during a Fundamental Change Conversion Period, at any time prior to February 1, 2020, a holder of Mandatory Convertible Preferred Stock may elect to convert such holder’s shares of Mandatory Convertible Preferred Stock, in whole or in part, at the Minimum Conversion Rate.

Conversion at the Option of the Holder Upon a Fundamental Change; Fundamental Change Dividend Make-whole Amount:	If a Fundamental Change occurs prior to February 1, 2020, holders of the Mandatory Convertible Preferred Stock will have the right to convert their shares of Mandatory Convertible Preferred Stock, in whole or in part, into shares of Common Stock (or Units of Exchange Property as described in the Mandatory Convertible Preferred Preliminary Prospectus Supplement) at the Fundamental Change Conversion Rate during the Fundamental Change Conversion Period.

Holders who convert their Mandatory Convertible Preferred Stock during the Fundamental Change Conversion Period will also receive: (i) a “Fundamental Change Dividend Make-whole Amount”, in cash or in shares of Common Stock or any combination thereof, equal to the present value (computed using a discount rate of 7.25% per annum) of all remaining dividend payments on their shares of the Mandatory Convertible Preferred Stock (excluding any Accumulated Dividend Amount) from and including the Fundamental Change Effective Date to, but excluding, the Mandatory Conversion Date; and (ii) to the extent that the Accumulated Dividend Amount exists of the Fundamental Change Effective Date, such Accumulated Dividend Amount, in cash or in shares of Common Stock or any combination thereof, as described in the Mandatory Convertible Preferred Preliminary Prospectus Supplement.

The following table sets forth the Fundamental Change Conversion Rate per share of Mandatory Convertible Preferred Stock based on the Fundamental Change Effective Date and the Fundamental Change Share Price:

	Fundamental Change Share Price

Effective Date	$65.00	$80.00	$95.00	$110.00	$125.00	$132.00	$145.00	$160.00	$180.00

February 1, 2017	0.7661	0.7607	0.7576	0.7576	0.7576	0.7576	0.7576	0.7576	0.7576
February 1, 2018	0.8093	0.7979	0.7851	0.7737	0.7643	0.7607	0.7576	0.7576	0.7576
February 1, 2019	0.8613	0.8461	0.8256	0.8053	0.7881	0.7814	0.7713	0.7628	0.7576
February 1, 2020	0.9091	0.9091	0.9091	0.9091	0.8000	0.7576	0.7576	0.7576	0.7576

The exact Fundamental Change Effective Date and Fundamental Change Share Price may not be set forth in the table, in which case:

•   if the Fundamental Change Share Price is between two Fundamental Change Share Prices in the table or the Fundamental Change Effective Date is between two Fundamental Change Effective Dates in the table, the Fundamental Change Conversion Rate will be determined by a straight-line interpolation between the Fundamental Change Conversion Rates set forth for the higher and lower Fundamental Change Share Price amounts and the earlier and later Fundamental Change Effective Dates, as applicable, based on a 365-day year;

•   if the Fundamental Change Share Price is greater than $180.00 per share (subject to adjustment in the same manner as the Fundamental Change Share Prices set forth in the column headings of the table above), then the Fundamental Change Conversion Rate will be the Minimum Conversion Rate; and

•   if the Fundamental Change Share Price is less than $65.00 per share (subject to adjustment in the same manner as the Fundamental Change Share Prices set forth in the column headings of the table above), then the Fundamental Change Conversion Rate will be the Maximum Conversion Rate.

Listing:	The Issuer intends to apply to list the Mandatory Convertible Preferred Stock on NASDAQ under the symbol “VRTSP” and expects trading of the Mandatory Convertible Preferred Stock on NASDAQ to begin within 30 days of the Settlement Date.

CUSIP / ISIN for the Mandatory Convertible Preferred Stock:	92828Q 208 / US92828Q2084

Joint Book-Running Managers:	Barclays Capital Inc. Morgan Stanley & Co. LLC J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated

The Issuer has filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the U.S. Securities and Exchange Commission (SEC) for each of the offerings to which this communication relates. Before you invest, you should read the prospectus supplement for the applicable offering, the Issuer’s prospectus in that registration statement and any other documents the issuer has filed with the SEC for more complete information about the Issuer and the offerings. You may get these documents for free by searching the SEC online data base (EDGAR) on the SEC web site at http://www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the applicable prospectus supplement and prospectus if you request it by calling Barclays Capital Inc. toll-free at 1-888-603-5847 or by contacting Morgan Stanley & Co. LLC at 180 Varick Street, 2nd Floor, New York, New York 10014, Attention: Prospectus Department.

This communication should be read in conjunction with the Common Stock Preliminary Prospectus Supplement or the Mandatory Convertible Preferred Preliminary Prospectus Supplement, as the case may be, and the prospectus. The information in this communication supersedes the information in the Common Stock Preliminary Prospectus Supplement or the Mandatory Convertible Preferred Preliminary Prospectus Supplement, as the case may be, and the prospectus to the extent it is inconsistent with the information in such preliminary prospectus supplement or the prospectus.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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